UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT V, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4230217
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 31, 2020

As of December 31, 2020, our net asset value (“NAV”) per common share is $10.00. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2020 [1]	June 30, 2020 [1]
ASSETS
Investments, at fair value	$25,452	$10,723
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	23,459	9,526
Other real estate investments, at fair value	1,993	1,197
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	17,818	31,684
Other assets	5,716	17
Total Assets	$48,986	$42,424

LIABILITIES
Accounts payable	$3,019	$2,385
Due to related party	177	41
Dividends payable [2]	192	141
Settling subscriptions	-	212
Total Liabilities	$3,388	$2,779

NET ASSETS CONSIST OF:
Fundrise Income eREIT V, LLC Members’ Equity:
Common shares; 4,558,600 and 3,963,996 shares outstanding, net of offering costs, on December 31, 2020 and June 30, 2020, respectively	$45,049	$39,457
Retained Earnings (Accumulated deficit)	549	188
Net adjustments to fair value	-	-
NET ASSETS	$45,598	$39,645
NET ASSET VALUE PER SHARE, on 4,558,600 and 3,963,996 shares outstanding for the periods ended December 31, 2020 and June 30, 2020, respectively [3]	$10.00	$10.00

[1]	Estimated Balance Sheets as of December 31, 2020 and June 30, 2020.

[2]	This amount does not include accrual for dividends payable that were declared before December 31, 2020 that relate to the first semi-annual period of 2021 or dividends payable that were declared before June 30, 2020 that relate to the second semi-annual period of 2020, respectively.

[3]	The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2020 and June 30, 2020, respectively.

On January 1, 2021, the Company announced that its net asset value per share (“NAV”) as of December 31, 2020 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2020, we expect to redeem approximately 155,260 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from June 30, 2020 to December 31, 2020.

Date	NAV Per Share
June 30, 2020	$10.00
December 31, 2020	$10.00

Real Estate Performance

NAV for the quarter remained relatively flat with the majority of assets continuing to perform as projected.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT V, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: January 1, 2021